UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 25, 2010**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 25, 2010, American Independence Corp. issued a press release announcing results of operations for the fourth quarter and year ended December 31, 2009, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 25, 2010.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 25, 2010
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.   CONTACT: DAVID T. KETTIG
485 MADISON AVENUE   **(212) 355-4141 Ext. 3047**
NEW YORK, NEW YORK 10022   www.americanindependencecorp.com
NASDAQ – AMIC

NEWS RELEASE

**AMERICAN INDEPENDENCE CORP. ANNOUNCES
2009 FOURTH-QUARTER AND ANNUAL RESULTS**

New York, New York, March 25, 2010. American Independence Corp. (NASDAQ: AMIC) today reported 2009 fourth-quarter and annual results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income (loss) increased to $0.5 million ($.06 per share, diluted), for the three months ended December 31, 2009, compared to $(1.2) million ($(.14) per share), for the three months ended December 31, 2008. Net income was $2.6 million ($.31 per share, diluted), for the year ended December 31, 2009, compared to $1.0 million ($.11 per share, diluted), for the year ended December 31, 2008.

The Company's operating income[1] for the three months ended December 31, 2009 was $0.9 million ($.10 per share, diluted), as compared to $0.8 million ($.09 per share, diluted) for the three months ended December 31, 2008. Operating income was $4.3 million ($.51 per share, diluted) for the year ended December 31, 2009, as compared to $5.0 million ($.59 per share, diluted) for the year ended December 31, 2008.

Revenues decreased to $25.1 million for the three months ended December 31, 2009, compared to revenues of $25.9 million for the three months ended December 31, 2008. Revenues decreased to $104.2 million for the year ended December 31, 2009, compared to revenues of $113.3 million for the year ended December 31, 2008.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Our financial condition is strong as we begin 2010. Our insurance company's statutory surplus at December 31,

---

[1] Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment losses, losses from discontinued operations and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

2009 is at an all-time high, and we have grown our book value to $10.46 per share at December 31, 2009 from $9.75 per share at December 31, 2008 and our investment portfolio is rated on average AA. The Company recorded improved loss ratios in both fully insured medical and medical stop-loss for 2009 compared to 2008 and we expect continued improvement in both lines in 2010. Finally, IHC acquired shares of AMIC common stock in the first quarter of 2010 which brought its total ownership of AMIC to over 50%. The acquisition furthers our joint goal of creating efficiencies by integrating the back office operations of our MGUs and marketing companies."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses), net income attributable to the non-controlling interest, and the federal income tax charge related to deferred taxes due to its federal net operating loss carryforwards, and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Operating Income from Continuing Operations" schedule below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers health insurance solutions to individuals and employer groups. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss through managing general underwriters, including Marlton Risk Group LLC and Risk Assessment Strategies, Inc.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
DECEMBER 31, 2009
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2009	**2008**	**2009**	**2008**
Premiums earned	$ 20,452	$ 23,138	$ 85,515	$ 96,984
MGU and agency income	3,925	3,964	15,311	14,539
Net investment income	663	975	2,924	3,583
Net realized investment gains (losses)	41	(2,010)	275	(1,896)
Total other-than-temporary impairment losses	-	(337)	-	(1,006)
Other income (loss)	(5)	168	202	1,108
Revenues	25,076	25,898	104,247	113,312
Insurance benefits, claims and reserves	14,857	16,858	59,658	70,114
Selling, general and administrative expenses	9,070	10,428	39,109	40,263
Amortization and depreciation	213	208	842	793
Expenses	24,140	27,494	99,609	111,170
Income (loss) before income tax	936	(1,596)	4,638	2,142
Provision (benefit) for income taxes	304	(600)	1,472	631
Income (loss) from continuing operations	632	(996)	3,166	1,511
Loss on disposition of discontinued operations, net of tax	-	(75)	-	(75)
Net income (loss)	632	(1,071)	3,166	1,436
Less: Net income attributable to the non-controlling interest	(111)	(150)	(554)	(471)
Net income (loss) attributable to American Independence Corp.	$ 521	$ (1,221)	$ 2,612	$ 965
Basic income (loss) per common share:				
Income (loss) from continuing operations attributable to American Independence Corp. common stockholders	$ .06	$ (.13)	$ .31	$ .12
Loss from discontinued operations attributable to American Independence Corp. common stockholders	-	(.01)	-	(.01)
Net income (loss) attributable to American Independence Corp. common stockholders	$ .06	$ (.14)	$ .31	$ .11
Weighted-average shares outstanding	8,506	8,504	8,505	8,504
Diluted income (loss) per common share:				
Income (loss) from continuing operations attributable to American Independence Corp. common stockholders	$ .06	$ (.13)	$ .31	$ .12
Loss from discontinued operations attributable to American Independence Corp. common stockholders	-	(.01)	-	(.01)
Net income (loss) attributable to American Independence Corp. common stockholders	$ .06	$ (.14)	$ .31	$ .11
Weighted-average diluted shares outstanding	8,506	8,504	8,505	8,504

As of December 31, 2009 there were 8,506,489 common shares outstanding, net of treasury shares.

RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO NON-GAAP
OPERATING INCOME FROM CONTINUING OPERATIONS
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2009	**2008**	**2009**	**2008**
Income (loss) from continuing operations	$ 632	$ (996)	$ 3,166	$ 1,511
Amortization of intangible assets related to purchase accounting	34	35	135	110
Net realized investment (gains) losses	(41)	2,010	(275)	1,896
Total other-than-temporary impairment losses	-	337	-	1,006
Federal income tax charge (benefit) related to deferred taxes for operating income	263	(595)	1,311	497
Operating Income from continuing operations	$ 888	$ 791	$ 4,337	$ 5,020

Non - GAAP Basic Income Per Common Share:

Operating Income from continuing operations	$ .10	$ .09	$ .51	$ .59

Non - GAAP Diluted Income Per Common Share:

Operating Income from continuing operations	$ .10	$ .09	$ .51	$ .59